Exhibit 99.1

Company Contacts:
Pasquale (Pat) Di Lillo
Vice President, Chief Financial Officer
(514) 397-2592

For all media inquiries, please contact:
OverCat, 416.966.9970
Audrey Hyams Romoff, ahr@overcat.com
Gillian DiCesare, gd@overcat.com
Chelsea Brooks, cb@overcat.com

BIRKS GROUP REPORTS ITS MID-YEAR FY2020 RESULTS INCLUDING A 24% INCREASE IN NET SALES

Montreal, Quebec. November 21, 2019 - Birks Group Inc. (the “Company” or “Birks Group”) (NYSE American: BGI), today reported its financial results for the twenty-six week period ended September 28, 2019.

Financial Highlights

All figures presented herein are in Canadian dollars.

During the first half of its fiscal year 2020, the Company took further steps on its path towards its goal of returning to profitability and value creation for its shareholders, as it delivered good results for the twenty-six week period ended September 28, 2019. This turnaround in the first half of fiscal year 2020 is driven primarily by the Company starting to benefit from the significant investments it has made in its retail network and Birks brand development over the past two fiscal years in addition to its cost reduction initiatives.

During the twenty-six week period ended September 28, 2019, the Company reported net sales of $85.3 million, an increase of $16.6 million, or 24.2%, compared to net sales of $68.7 million in the twenty-six week period ended September 29, 2018. The greater sales were driven by a 12.2% increase in comparable store sales and by the incremental sales from its flagship stores and other key locations following their recent renovations. The Company also reported a gross profit of $32.6 million for the twenty-six week period ended September 28, 2019, an increase of $6.2 million, or 23.5%, compared to the gross profit of $26.4 for the twenty-six week period ended September 29, 2018. In addition, the Company generated an EBITDA of $0.3 million, an improvement of $6.4 million over the comparable period last year. As planned, during the early phase of its turnaround strategy, the Company recorded a loss from continuing operations of $4.5 million, which is an improvement of $5.9 million as compared to a loss of $10.4 million compared to the comparable period last year.

Jean-Christophe Bédos, President and Chief Executive Officer of Birks Group, commented: “As part of the Company’s strategic plan, fiscal year 2020 was poised to reap the benefits of the Company’s investments in its flagship stores in Montreal, Toronto and Vancouver, and other key locations as well as its cost reduction initiatives during its transformational fiscal years 2018 and 2019. I would like to take this opportunity to thank all of our financial and strategic partners as well as our dedicated employees for their continued support as we go forward with our strategies in order to achieve a full turnaround. The completion of our store renovations allows us to feature some of the most reputable watch and jewelry brands in the world, alongside the Birks fine jewelry and bridal collections. The return to normal selling conditions is reflected in the results of the first half of fiscal 2020. The sales growth we have achieved to date, together with the sizeable reductions to our corporate overhead structure, in line with our strategic plan, has allowed us to realize a positive operating income before depreciation. The Company continues to focus on the execution of its strategic plan and its four key initiatives:

•	offering our customers access to the most reputable watch and jewelry brands through a complete omni-channel experience;

•	expanding our e-commerce and wholesale channels through key strategic investments;

•	renewing our Birks bridal and fine jewelry product offerings accentuating quality, design and accessible price points; and

•	developing the Birks product brand to position it as an international brand.

We remain confident that the execution of our strategic initiatives will lead to long-term value creation.”

Financial overview for the twenty-six week period ended September 28, 2019:

•

Net sales for the twenty-six week period ended September 28, 2019 were $85.3 million, an increase of $16.6 million or 24.2%, compared to $68.7 million for the twenty-six week period ended September 29, 2018. The $16.6 million increase in net sales was driven by a strong performance of our retail business mainly due to a 12.2% increase in comparable store sales and to the recent renovations of the Company’s flagship stores, Montreal in June 2018, Vancouver in February 2019 and Toronto in March 2019;

•

Comparable store sales in the twenty-six week period ended September 28, 2019 were 12.2% greater than in the comparable prior year period primarily related to an increase in sales of third party branded watches driven by the Company’s improved portfolio of third party watch brands, the Company’s successful pointed marketing campaigns which led to increase in key performance indicators ensuing throughout the retail network, such as conversion rate, transaction volume and average sales transaction value;

•

Gross profit for the twenty-six week period ended September 28, 2019 increased by $6.2 million to $32.6 million, or 38.2% of net sales, as compared to $26.4 million or 38.4% of net sales, during the comparable prior year period. The gross profit rate decrease of approximately 20 basis points was primarily attributable to a shift in product sales mix towards branded timepieces, partially offset by a reduction in sales promotions as a result of the re-opening of the Montreal and Toronto flagship locations post-renovations;

•

Selling, general and administrative (“SG&A”) expenses decreased by $0.2 million to $32.3 million for the twenty-six week period ended September 28, 2019 compared to $32.5 for the twenty-six week period ended September 29, 2018, a 940 basis points reduction in the percentage of sales, mainly driven by applying cost containment initiatives to corporate overhead and shifting marketing projects internally and having more targeted and productive campaigns, partially offset by increased occupancy costs, largely due to the new Toronto flagship location. Hence, SG&A expenses represented 37.8% of sales for the twenty-six week period ended September 28, 2019 as compared to 47.2% for the comparable period last year;

•

The Company’s operating loss during the twenty-six week period ended September 28, 2019 was $2.1 million, an improvement of $6.4 million compared to a loss of $8.5 million in the comparable prior year period; and

•

Consequently, the Company used $6.3 million to finance its operating activities from continuing and discontinued operations and used another $4.0 million to finance its investing activities. Financing for these were obtained mainly from bank indebtedness.

About Birks Group Inc.

Birks Group is a leading designer of fine jewelry, timepieces and gifts and operator of luxury jewelry stores in Canada. The Company operates 26 stores under the Birks brand in most major metropolitan markets in Canada, one retail location in Calgary under the Brinkhaus brand and two retail locations in Vancouver under the Graff and Patek Philippe brands. Birks Collections are available at Mappin & Webb and Goldsmiths in the United Kingdom in addition to several jewelry retailers across North America. Birks was founded in 1879 and has become Canada’s premier retailer and designer of fine jewelry, timepieces and gifts. Additional information can be found on Birks’ web site, www.birks.com.

Non-GAAP Measures

The Company reports information in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”). The Company’s performance is monitored and evaluated using various sales and earnings measures that are adjusted to include or exclude amounts from the most directly comparable GAAP measure (“non-GAAP measures”). The Company presents such non-GAAP measures in reporting its financial results to investors and other external stakeholders to provide them with useful complimentary information which will allow them to evaluate the Company’s operating results using the same financial measures and metrics used by the Company in evaluating performance. The Company does not, nor does it suggest that investors and other external stakeholders should, consider non-GAAP measures in isolation from, or as a substitute for, financial information prepared in accordance with U.S. GAAP. These non-GAAP measures may not be comparable to similarly-titled measures presented by other companies.

Total operating expenses from continuing operations and operating loss from continuing operations

The Company evaluates its operating earnings performance using financial measures which exclude expenses associated with operational restructuring plans. The Company believes that such measures provide useful supplemental information with which to assess the Company’s results relative to the corresponding period in the prior fiscal year and can result in a more meaningful comparison of the Company’s performance between the periods presented. Given that there were no restructuring costs in the twenty-six week period ended September 28, 2019, the table below provides a reconciliation of the non-GAAP measures presented to the most directly comparable financial measures with GAAP for the twenty-six week period ended September 29, 2018.

Reconciliation of non-GAAP measures	26 Weeks Ended September 29, 2018
($’000)	GAAP	Restructuring costs (a)	Non-GAAP
Total operating expenses – from continuing operations	34,868	(498)	34,370
as a % of net sales from continuing operations	50.7%		50.0%
Operating loss – from continuing operations	(8,495)	498	(7,997)
as a % of net sales from continuing operations	(12.4)%		(11.6)%

(a)	Expenses associated with the Company’s operational restructuring plan

Forward Looking Statements

This press release contains certain “forward-looking” statements concerning the Company’s performance and strategies, including that the Company is taking further steps on its path towards its goal of returning to profitability and value creation for its shareholders, and the execution of the Company’s strategic initiatives, will lead to long-term value creation. Because such statements include various risks and uncertainties, actual results might differ materially from those projected in the forward-looking statements and no assurance can be given that the Company will meet the results projected in the forward-looking statements. These risks and uncertainties include, but are not limited to the following: (i) economic, political and market conditions, including the economies of Canada, and the U.S., which could adversely affect our business, operating results or financial condition, including our revenue and profitability, through the impact of changes in the real estate markets, changes in the equity markets and decreases in consumer confidence and the related changes in consumer spending patterns, the impact on store traffic, tourism and sales; (ii) the impact of fluctuations in foreign exchange rates, increases in commodity prices and borrowing costs and their related impact on the Company’s costs and expenses; (iii) the Company’s ability to maintain and obtain sufficient sources of liquidity to fund its operations, to achieve planned sales, gross margin and net income, to keep costs low, to implement its business strategy, maintain relationships with its primary vendors, to mitigate fluctuations in the availability and prices of the Company’s merchandise, to compete with other jewelers, to succeed in its marketing initiatives, and to have a successful customer service program; (iv) the Company’s ability to continue to borrow under its credit facilities, (v) the Company’s ability to maintain profitable operations as well as maintain specified excess availability levels under its credit facilities, (vi) the Company’s financial performance in the second half of fiscal 2020 and the level of capital expenditures requirements related to renewing store leases, (vii) the Company’s ability to execute its strategic vision, and (viii) the Company’s ability to continue as a going concern. Information concerning factors that could cause actual results to differ materially is set forth under the captions “Risk Factors” and “Operating and Financial Review and Prospects” and elsewhere in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 24, 2019 and subsequent filings with the Securities and Exchange Commission. The Company undertakes no obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this statement or to reflect the occurrence of unanticipated events, except as required by law.

BIRKS GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS - UNAUDITED

(In thousands)

	26 weeks ended September 28, 2019	26 weeks ended September 29, 2018
Net sales	$85,343	$68,728
Cost of sales	52,719	42,355

Gross profit	32,624	26,373
Selling, general and administrative expenses	32,289	32,471
Restructuring charges	—	498
Depreciation and amortization	2,386	1,899

Total operating expenses	34,675	34,868

Operating loss	(2,051)	(8,495)
Interest and other financial costs	2,417	1,866

Loss from continuing operations	(4,468)	(10,361)
Income taxes (benefits)	—	—
Net loss from continuing operations	(4,468)	(10,361)
(Loss) income from discontinued operations, net of tax	(117)	(444)

Net loss	(4,585)	(10,805)

Weighted average common shares outstanding
Basic	17,965	17,961
Diluted	17,965	17,961
Net loss per common share
Basic	$(0.26)	$(0.60)
Diluted	$(0.26)	$(0.60)
Net loss from continuing operations per common share
Basic	$(0.25)	$(0.58)
Diluted	$(0.25)	$(0.58)

BIRKS GROUP INC.

CONDENSED CONSOLIDATED BALANCE SHEETS – UNAUDITED

(In thousands)

	As of
	September 28, 2019	March 30, 2019
Assets
Current assets:
Cash and cash equivalents	$1,588	$1,179
Accounts receivable and other receivables	6,161	3,537
Inventories	101,655	91,541
Prepaid expenses and other current assets	1,998	2,142

Total current assets	111,402	98,399
Long-term receivables	3,912	1,266
Property and equipment	29,254	29,727
Operating lease right-of-use asset	63,753	—
Intangible assets and other assets	4,372	4,403

Total non-current assets	101,291	35,396

Total assets	$212,693	$133,795

Liabilities and Stockholders’ Equity
Current liabilities:
Bank indebtedness	$58,740	$47,021
Accounts payable	40,135	33,264
Accrued liabilities	7,603	9,657
Current portion of long-term debt	1,791	993
Current portion of operating lease liabilities	4,459	—

Total current liabilities	112,728	90,935
Long-term debt	14,470	16,111
Long-term portion of operating lease liabilities	71,631	—
Other long-term liabilities	2,193	12,966

Total long-term liabilities	88,294	29,077
Stockholders’ equity:
Class A common stock – no par value, unlimited shares authorized, issued and outstanding 10,252,911	35,603	35,593
Class B common stock – no par value, unlimited shares authorized, issued and outstanding 7,717,970	57,755	57,755
Preferred stock – no par value, Unlimited shares authorized, none issued	—	—
Additional paid-in capital	19,137	19,120
Accumulated deficit	(100,668)	(98,473)
Accumulated other comprehensive loss	(156)	(212)

Total stockholders’ equity	11,671	13,783

Total liabilities and stockholders’ equity	$212,693	$133,795